Exhibit 12.1
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

						Three Months
	Year Ended December 31,					Ended
	2005	2006	2007	2008	2009	March 31, 2010

Income (Loss) from Continuing Operations	$38,390	$89,729	$98,975	$183,784	$50,583	$21,543
Plus: Income Taxes	3,382	3,052	30,220	11,743	(2,087)	(15,734)
Fixed Charges	20,039	18,272	14,424	23,412	24,573	5,854
Less: Capitalized Interest	(829)	(2,400)	(6,200)	(8,516)	(3,625)	(692)

Earnings Available for Fixed Charges	60,982	108,653	137,419	210,423	69,444	10,971

Fixed Charges:
Interest Expense	$19,017	$15,648	$7,923	$14,291	$20,281	$4,989
Captialized Interest	829	2,400	6,200	8,516	3,625	692
Estimated Portion of Rental Expense
Equivalent to Interest	193	224	301	605	667	173

Total Fixed Charges	20,039	18,272	14,424	23,412	24,573	5,854

Ratio of Earnings to Fixed Charges	3.04	5.95	9.53	8.99	2.83	1.87